FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 23, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting Statements

23 June 2015

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today. The meeting will deal with the proposed resolutions as set out in the Notice previously issued to shareholders. The following is an extract from the remarks to be made by Philip Hampton, Chairman, and Ross McEwan, Chief Executive, at the meeting.

This is my seventh and final AGM since I joined the RBS Board in January 2009. I had intended to be welcoming Howard Davies to the Board, today. However, as you may have gathered from our company announcement yesterday, given his ongoing commitment to the work of the Airports' Commission, Howard has asked that his appointment as a non-executive director be deferred until the Commission's final report is published. It remains the intention for Howard to succeed me as Chairman on 1st September. Accordingly, Resolution 8 is no longer required and will be withdrawn. Nonetheless, I am delighted that Howard has been able to join us today to experience first hand an RBS AGM before chairing next year's meeting.

I would like to say a few words about the changes at RBS since the financial crisis, but before I do that I will talk about our progress in 2014. I will also ask Ross to give you an overview of our plans between now and 2019.

At the beginning of 2014, under Ross's leadership, we set out a new plan for the business designed to deliver value to shareholders through even more focus on core strengths. It marked a new phase in the rebuilding of RBS, helped by the big reductions in risk profile in the previous few years, but recognising that our strategy would have to change to reflect continuing capital constraints, especially to deal with the new stress tests.

I have talked at previous AGM's about the complexity of managing an organisation that by 2008 had a vast balance sheet, with global reach across numerous product areas, massive risks and ultimately catastrophic returns for our shareholders of the time. The strategy we have today is dealing decisively with those areas that the Board and management identified as needing further focus in order to make RBS an attractive investment, built on strong financial foundations.

It has at its core one simple aim. To make RBS a great bank for our customers; a bank that will earn back their trust, and in turn win more of their business. It is designed to make RBS an attractive investment, a great place to work, and a bank that is focused on our markets in the UK and Ireland.

So how are we doing? In my view 2014 was a year of good progress in terms of reshaping and simplifying the business, while continuing the job of putting customers at the heart of what we do. We achieved our best operating profits since 2010.

It was also another year of significant charges for restructuring, conduct and litigation issues with additional provisions and a £4 billion charge to write down the value of Citizens in the United States - additional to the £4.4 billion charge we took for Citizens in 2008. These provisions and write downs led to a bottom line loss of -£3.5 billion.

As we began 2014, we set out what we had to achieve around cost, complexity, capital and customer trust. Across each of those areas, significant progress has been made by Ross and his team. To provide a sense of what has been delivered in reshaping the business I would highlight the following achievements:

1) Capital - we increased our CET1 ratio by 260bps to 11.2% ahead of target
2) Reducing complexity through moving from seven operating divisions to three customer facing businesses
3) Removing £1.1bn of costs from the business - Our cost to income ratio fell from 72% in 2013 to 68% in 2014 . We know we still have much more to do.
4) Citizens IPO -the largest bank IPO in U.S history
5) RBS Capital Resolution - RCR was well ahead of schedule in running down its various portfolios during 2014.
6) Ulster Bank Group - we completed a strategic review of Ulster Bank and set out a new dual strategy for the business in both Northern Ireland and the Republic.
7) Dividend Access Share (DAS) - we reached agreement with HM Treasury on the retirement of the DAS - an important step in normalising the capital structure of the bank.

8) Investment in our systems - as last week's processing delays showed, whilst we have invested heavily in rationalising and simplifying our systems and processes, we need to continue to improve overall performance.

9) Customer focus - we made concrete changes to our business to help ensure we deliver a better, customer centric service.

I am pleased to report that the operating performance of the business last year was our best since 2010, with operating profits of £3.5 billion up from an operating loss of £7.5 billion in 2013. It illustrates the earning power of our core franchises and reinforces the reason for our strategic focus on these substantial customer facing businesses. This performance and the 2014 achievements indicate that our strategy and direction of travel are right.

On that note I would like to ask Ross to provide you with an update on the strategy, and the milestones that will be passed in the next few years.

Thank you Philip for those comments.

I am grateful for the opportunity to talk about our strategy. At its centre is a clear ambition - to be the number one bank for customers - and our purpose, our values and our priorities have all been aligned behind that goal.

The achievements that Philip described underline the progress we have made so far. We delivered against every commitment we made in 2014, giving us a platform to go further, faster with our strategy, as we set out in February.

At that time we made a clear distinction between the parts of the bank we want to keep - the go-forward bank, and the parts that no longer fit our plans, the exit bank.

Between now and 2019, the exit bank will occupy a diminishing amount of our time, allowing us to increasingly focus on becoming a substantially UK and Ireland focused retail and commercial bank with a core wholesale banking offer.

At that point we will be operating from a much lower risk profile, and be capable of delivering solid, sustainable returns.
It's important to note that as we reduce risk, and make expected divestments over the coming years, we anticipate a substantial increase in our capital as a result.

Subject to approval, we intend to return any surplus capital to our shareholders.

We have started to improve our customers' experience, but we still have a long way to go to become number one. Over time, our intention is to build deeper, and more valuable relationships across our customer base, which will support better returns for shareholders. But our actions will always be based on what is right for customers.

Mortgages are a good example of an area where we can support customers and improve returns. Around half of all mortgage customers in the UK are still on Standard Variable Rates. So, we have an opportunity to help them save money, while also meeting our aim of growing market share.

We also bank around a quarter of small businesses in the UK, and are investing in improving the service we provide to Commercial customers. Pleasingly, we're now growing our net business lending into the real economy, which is exactly what RBS should be all about. In Ireland we have good positions on either side of the border - and our latest plan for Ulster bank will enable us to capitalise on both.

We are also evolving the business in response to changing customer behaviour. This means in some instances we need to make the difficult decision to close a branch. It is never an easy or quick decision to do this, but it reflects the shift in branch usage - where we've seen a 36% decline since 2010 as more of our customers choose do deal with us online.

That said, our branch network is, and will remain, a fundamental part of our business. Since 2012, we've invested hundreds of millions of pounds transforming our branches for customers. And we've got more mobile banks, expanded access across the Post Office network, plus many more 'points of presence' in the areas of highest footfall such as train stations to increase convenience.

This is all supported by work behind the scenes to simplify and improve our systems, processes and products so they're reliable, easy to use and much more efficient.

These are just some of the improvements we're making for customers, and as our plan to transform the bank takes hold, there will be much more to come.

We have a very clear plan behind our long term ambition to be No.1 - which I break down into three distinct phases.

The 1st phase in 2014 was about Building financial strength. We ended the year with capital up 260bps and costs down by £1.1bn, moved from 7 divisions to 3 customer businesses, and improved resilience in our systems. Delivering on our goals built market confidence in the team and the bank.

These achievements gave us the platform to move onto the 2nd phase: Improving our core business and accelerating our exit bank.

This phase has three key elements - Firstly, to progress the run-down of the exit bank. Secondly, to deal with as many outstanding conduct and litigation issues as possible. And thirdly, to accelerate the transformation of our go-forward bank so we can realise the potential of the great customer franchises we have in RBS. This phase includes the repositioning of our investment bank - as we set out in February. It will be significantly reduced, both in terms of size and risk profile.

As I said to the market in Q1, we are actively working through this phase, and hope to have made sufficient progress over the next year or so to allow us to move onto phase 3.

Phase 3 is still ahead of us - At this point, with our biggest barriers behind us, we can significantly accelerate our push to become the number one UK bank for customers.
As we work through these phases we will, at the appropriate point, repay the final £1.18bn payment to HM Treasury to remove the Dividend Access Share. And as referred to earlier, once we have achieved our ambition we will target returning surplus capital above our target of 13% Core Equity Tier 1.

To get RBS to where we want it to be by 2019 and to regain trust, we need to put the interests of our customers at the heart of the business and its culture. We also need the right leadership skillset.

Without the right culture and without the right leadership, we cannot, and will not complete the journey. That is why I have placed such an emphasis on establishing a core set of values that apply universally across the bank and provide the foundation of how we work at RBS. These values are at the heart of the behaviours we expect from everyone at RBS.

Central to reshaping the culture of the business is ensuring that we have diversity of thought which, in turn, improves employee engagement, innovation and decision making.

That is why we have set the challenging new goal of having, in every division, at least 30% female representation in the bank's top three leadership levels (around 600 roles) by 2020.

There are other encouraging signs emerging of the bank that RBS is becoming. We are making a step change in how we support entrepreneurial talent and high growth businesses. As part of this we have stated our intention to be the UK's leading supporter of enterprise, and announced that in partnership with Entrepreneurial Spark we will open eight enterprise hubs across the UK.

Indeed, when you return for next year's AGM I hope you will be able to visit the hub and the many budding entrepreneurs, so central to our economy, who will soon call the Gogarburn campus their home.

We are also determined to do even more to support women to unlock their enterprise potential. That is why RBS has developed its Women in Business Accreditation in partnership with the Chartered Banker - something no other bank offers and which equips our customer-facing teams with specialist expertise and understanding of the needs and the unique challenges faced by women in business.

I am also delighted to be able to confirm that RBS is joining, in full, the living wage movement and is now an accredited Living Wage employer by the Living Wage Foundation. It will cover not only our operations and employees, but crucially also our suppliers.

By themselves these initiatives may seem small in comparison to the scale of RBS. To me they speak of a business that is determined to rebuild trust and fully play its part in supporting the UK.

In summary, RBS is in a much, much better shape than it was just a year ago. We are now in a position where we can accelerate our strategy while taking clear actions to address areas where returns are not sustainable. As a result, the wind down of our exit bank will be substantially achieved by the end of 2016.

We are on track to deliver against our 2015 targets and everything we do is aligned to the goal of delivering on our ambition to be number one for customer service and advocacy.

To paint the picture of the bank we aspire to be by 2019: RBS will be a UK-centred bank with a focused international capability with around 85% of our assets in retail and commercial banking, and the remainder in corporate and institutional banking. Our cost to income ratio will be less than 50% with a Return of Tangible Equity of at least 12%. Achieving this will mean that we are able to reward you, our shareholders, for your support by the re-distribution of capital and the sustainably earned profits we hope to earn. We are firmly on track to achieve this.

I will now hand back to Philip

Thank you for those comments, Ross.

Before I open for questions I would like to offer some reflections on RBS since I joined the Board in January 2009, especially in the light of the Chancellor's recent announcement that the UK Government plans to begin selling its holding in the business.

I think Dickens captured recent years perfectly in his famous quote from A Tale of Two Cities: "It was the best of times, it was the worst of times, it was the age of wisdom, it was the age of foolishness, it was the epoch of belief, it was the epoch of incredulity…" As Chairman of RBS I have certainly had more than one occasion to relate to all those sentiments in addressing the financial crisis at this bank.

In 2009 RBS was the largest bank in the world by assets, active in 53 countries and with almost 200,000 employees. The bank had been offering products and services where it did not have the scale to compete. RBS was over-stretched, over-exposed and underpowered in key areas. We had to reassure our customers, our shareholders and our regulators that the bank was not going to fail again.

The RBS of today is very different from the bank of 2009. It has been transformed and repositioned with a focus on the quality of our earnings and the control of our risks. There is still, of course, work to be done to get RBS into a position where it will deliver an acceptable return on equity as Ross has explained.
In building a stronger, simpler and fairer bank there have been three pillars to the RBS transformation:
Building capital and reducing risk - making the bank safer. The assumption in the immediate aftermath of the financial crisis was that a Core Tier 1 capital ratio of more than 8% by 2013 would be sufficient to constitute undoubted financial strength in the minds of both markets and regulators; today we have increased our capital target to 13%. Between 2009 and 2012 over £900 billion of gross assets were taken off the balance sheet, a truly astounding scale of change, and further important reductions are imminent, most notably by the deconsolidation of Citizens.

Creating a smaller and more manageable bank. One of the biggest decisions we made was to restructure our investment bank. Early in our restructuring we identified the trend of declining investment banking revenues and increases in regulatory capital needs and we have reduced the scale of our investment banking activities hugely. We have reviewed every product, every market and every business line to get the right combination for our customers and investors. In addition to the changes to investment banking, we have exited from dozens of countries where we had insufficient scale and in future will operate in 14 countries, with a strong focus on the UK and Ireland.

Defining a new culture. The determination of RBS employees to succeed, against the backdrop of one of the largest and most complex corporate restructuring jobs ever undertaken has been remarkable. Culture in banks has been widely criticised and RBS has certainly had failings, but the determination and resilience of our people have been vital strengths, and I think it's important to recognise that. We should also recognise that there is still work to do across the industry to improve culture. The recent fines enforced on banks including RBS, for Foreign Exchange and Libor manipulation speak to that and are examples of behaviour that cannot be tolerated. There is no place for that behaviour in this bank.

The dramatic changes in the business and regulatory climate following the financial crisis have required big changes to our strategy. But I believe there is a degree of consensus that strategically we have done the right things. Although there have been economic ups and downs since the bank was recapitalised in 2008-09, two issues have had a major impact on the evolution of the business.

This first is conduct fines and customer redress: I can plainly say that we did not anticipate the nearly £10 billion of regulatory fines, litigation charges and customer redress we have incurred, so far, for conduct and business failings. The scale of the conduct issues faced by RBS has markedly reduced our ability to retain earnings, delaying our capital re-build and directly reducing shareholder value.

Regulatory change and public policy: when the bank was recapitalised it received unprecedented amounts of State Aid, but as a consequence, was required by the European Commission to sell important assets in fixed timescales and pay substantial cash sums to the UK Government. This has reduced the long-term capital build, especially the ability of the business to generate capital from operations.

As we have said many times a key task for RBS is to create the conditions in which the Government can begin to sell its shares. In working towards that end we are also furthering the interests of RBS's other shareholders, as the beginning of the sell-down will undoubtedly be a turning point for RBS, and welcomed by investors.
It has been a privilege to serve as Chairman of RBS. When I joined the Board of RBS the shares traded at 9p, equivalent to 90p today. As I alluded to in my opening remarks, there have been highs and lows along the way, but overall RBS has made great progress since 2009. It has been fundamentally rebuilt - it is now a bank that is much safer in capital strength, in structure and increasingly on behaviour.

The good businesses that sit within RBS are beginning to realise their potential, and deliver value to their customers. That is the only way to make a bank that is sustainably profitable. I believe the focus of management on customers and customer service will make this a better organisation for all stakeholders, most especially customers, staff and shareholders. I am confident that the Board and the many outstanding people in the bank will continue to work with dedication to restore its standing.

In closing, I would like to thank all my colleagues who have served on the RBS Board, both past and present for their support and dedication over the years in managing the unique challenges that come with RBS. I am sure shareholders do appreciate that being on the board of a bank, especially a bank with the issues faced by RBS in recent years, is a tough challenge, and your Board has been exceptionally committed to that challenge. This year, I would especially like to thank Philip Scott, who stepped down from the Board last year, and chaired the Risk Committee following the financial crisis, and again to welcome Howard Davies in anticipation of his chairmanship, which begins on 1st September.

Important Information
Certain sections in this presentation contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.
In particular, this presentation includes forward-looking statements relating, but not limited, to: the Group's future financial performance; the continued reduction in non-core assets; the achievement of certain key performance targets, including those related to Core Tier 1 Capital; the Group's strategy and business plans, including future capital raisings; and the further realignment of businesses in line with the Group's strategy. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States, which may result in instability in the global financial markets or otherwise impact the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State Aid restructuring plan; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.
The forward-looking statements contained in this presentation speak only as of the date of this presentation, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 June 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary